Exhibit 99.32

CONSENT OF J. LAVOIE

The undersigned hereby consents to the use of their report titled "NI 43-101 Technical Report, Mineral Resources Estimation for the Chevrier Main Deposit, Chevrier Project, Chibougamau, Quebec, Canada," effective October 20, 2021, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2025, (ii) the Registration Statement on Form F-10 (File No. 333-283086) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

By:
/s/ "Jonathan Lavoie"
Jonathan Lavoie, Eng. M.Sc.
IOS Services Geoscientifiques Inc.

Dated: February 17, 2026